ICA REPORTS THIRD QUARTER 2005 RESULTS


     Mexico City,  October 27, 2005  Empresas  ICA,  S.A. de C.V. (BMV and NYSE:
ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the third quarter of 2005. ICA noted the following highlights:


     o Third quarter revenues grew Ps. 1,502 million, or 45 percent, to Ps. 4,811 million, compared to Ps. 3,309 million recorded in the third quarter of 2004.

     o General and administrative expenses were reduced to 6.6 percent of revenues in the third quarter of 2005, compared to 8.9 percent in the prior year period. For the third quarter of 2005, total general and administrative expenses were Ps. 317 million, compared to Ps. 294 million in the same period of the prior year, an increase of Ps. 24 million, or 8 percent. o Operating income for the third quarter of 2005 was Ps. 333 million, an increase of Ps. 178 million, or 114 percent as compared to Ps. 156 million in the same period of 2004.

     o As of September 30, 2005, cash and temporary cash equivalents was Ps. 5,380 million, a 132 percent increase as compared to Ps. 2,323 in the prior year quarter. Of the total, 66 percent was held by the parent company or its wholly-owned subsidiaries.

     o Total debt at the end of the third quarter was Ps. 9,242 million, an increase of Ps. 1,588 million compared to the Ps. 7,654 million as of September 30, 2004. Of the total, Ps. 5,966 million was attributable to the El Cajon hydroelectric project an increase of Ps. 454 million during the quarter. Excluding the El Cajon debt, ICA's total debt increased by Ps. 271 million, principally as a result of a US$ 20 million working capital loan for work on Package II of the Minatitlan refinery reconfiguration, and a Ps. 139 million loan to Rodio to finance its projects in Spain. These increases were partially offset by a reduction in borrowings by the Housing segment, as a result of the conclusion of some of its projects.

     o ICA's consolidated construction backlog as of September 30, 2005 was Ps. 15,555 million, equivalent to 11 months of work at third quarter levels. During the third quarter, ICA was awarded new contracts and net contract additions of Ps. 2,628 million. o In August, ICA increased capital by Ps. 2,447 million through a placement of 543.7 million shares at a price of Ps. 4.50 per share, including the over allotment shares and excluding costs of issuance.

     o ICA recorded net income of majority interest of Ps. 150 million in the third quarter of 2005, compared to net income of Ps. 40 million in the third quarter of 2004. This is the fifth consecutive quarter of positive net income.

     o During the first nine months of 2005, ICA recorded revenues for Ps. 13,045 million, a 42 percent increase when compared to the first nine months of 2004. Operating income for the first three quarters of 2005 was Ps. 745 million, a 148 percent increase when compared to the prior year period, and net income of majority interest was Ps. 285 million, an improvement of Ps. 451 million compared to the loss of Ps. 166 million recorded in the same period of 2004.

CONSOLIDATED RESULTS
Third Quarter 2005

   (Ps. million)                              3Q2004      3Q2005      Change (%)
--------------------------------------------------------------------------------
Revenues .................................    3,309        4,811          45
Operating income .........................      156          333         114
Operating margin .........................        4.7%         6.9%
EBITDA ...................................      264          480          82
EBITDA margin ............................        8.0%        10.0%
Net income of majority interest ..........       40          150         280
Earnings per share (Ps.) .................        0.02         0.07      228
Weighted average shares
 outstanding (million) ...................    1,865.05     2,163.68       16
--------------------------------------------------------------------------------


     EBITDA = Earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.


     ICA recorded third quarter revenues of Ps. 4,811 million compared to Ps. 3,309 million in the third quarter of 2004. The El Cajon hydroelectric project accounted for 23 percent of total revenues and was 74.1 percent complete as of September 30, 2005. During the third quarter, revenues in Mexico represented
84.4 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, accounted for 72.2 percent of the total.

     As a percentage of sales, cost of sales was 86 percent of revenues, unchanged from the third quarter of 2004. Third quarter cost of sales was Ps. 4,160 million, as compared to Ps. 2,859 million in the same period of 2004. The increase of 45 percent was equal to the increase in revenues.

     General and administrative expenses in the third quarter of 2005 totaled Ps. 317 million, an 8 percent increase compared to the Ps. 294 million registered during the third quarter of 2004. The increase was primarily the result of the combined effect of a performance bonus of Ps. 50 million based on 2004 net income, paid in stock by the Management Trust, in accordance with Company bylaws, partially offset by lower bid preparation costs, which were Ps. 19 million in the third quarter of 2005, as compared to Ps. 46 million in the third quarter of 2004.

     Operating income during the third quarter of 2005 was Ps. 333 million, an increase of Ps. 178 million, or 114 percent, compared to Ps. 156 million recorded during the same period of 2004. The El Cajon hydroelectric project generated Ps. 66 million, or 26 percent, of total operating income.

     Earnings before interest, taxes, depreciation, and amortization (EBITDA) generated in the third quarter of 2005 were Ps. 480 million, equivalent to 10.0 percent of revenues, an increase of Ps. 216 million over the Ps. 264 million in EBITDA generated in the third quarter of 2004. El Cajon hydroelectric project accounted for 23 percent of third quarter 2005 EBITDA.

     The Company's accounting policies provide that financial costs of financed works be recognized in the cost of sales. As a result, financial costs for the El Cajon hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net capitalized interest expense, in order to improve the comparability of results. In the third quarter of 2005, Adjusted EBITDA was Ps. 580 million compared to Ps. 437 million during the third quarter of 2004, or an increase of 33 percent or Ps. 142 million. EBITDA and Adjusted EBITDA should not be considered as indicators of free cash flow under Mexican or U.S. GAAP; other companies may define similarly titled concepts differently.


   (Ps. million)                           3Q2004   3Q2005   Change (%)
----------------------------------------------------------------------
Net income of majority interest .........     40     150      280
Plus: minority  interest,
  Affiliated Co., taxes,  and other .....     93     179       92
  income, net
Plus: integral financing cost ...........     23       4      (82)
Plus: depreciation and amortization .....    109     147       35
EBITDA ..................................    264     480       82

Plus: net capitalized financial costs ...    173      99      (43)
Adjusted EBITDA .........................    437     580       33



     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

     The integral financing cost (CIF) in the third quarter of 2005 decreased to Ps. 4 million, compared to Ps. 23 million recorded in the third quarter of 2004. Financial expense increased to Ps. 93 million in the third quarter of 2005 compared to Ps. 69 million in the same period of 2004. The total is due to a higher level of debt due to the refinancing of the Corredor Sur and Acapulco Tunnel projects completed in the second quarter of 2005. Financial income during the quarter rose by 105 percent, or Ps. 41 million, to Ps. 80 million, as compared to Ps. 39 million registered in the third quarter of 2004, as a result of higher cash levels from the capital increase in August 2005 as well as a higher level of customer advances. The exchange gain in the third quarter 2005 was Ps. 15 million, compared to a Ps. 4 million gain in the same period of last year. The composition of integration of the integral financing cost is as follows:


(Ps. million)                                  3Q2004       3Q2005
-------------------------------------------------------------------
Financial Expense ..................              69            93
Financial (Income) .................            (39)          (80)
Exchange (Gain) ....................             (4)          (15)
Monetary (Gain) Loss ...............             (4)             6
-------------------------------------------------------------------
Integral Financing Cost ............              23             4


     The weighted average interest rate on total debt was 8.9 percent during the quarter, compared to 13.0 percent registered during the same period in 2004, based on total interest payments, which included Ps. 104 million in capitalized interest expense on financed public works. The reduction in the weighted average interest rate is the result of an increase in the total debt attributable to the El Cajon hydroelectric project, which bears interest at a relatively low rate, and the improved terms from the refinancing of the Corredor Sur project in Panama and TUCA. The calculation for the weighted average interest rate is as follows:


(Ps. million)                                           3Q2004        3Q2005
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Interest Expense (in CIF) ........................          69           93
Financed Interest Expense (in cost of sales) .....         174          104
Total Interest Expense ...........................         243          197

Average Debt Outstanding .........................       7,502        8,880
-------------------------------------------------------------------------------
Weighted Average Interest Rate ...................          13.0%          8.9%
-------------------------------------------------------------------------------


     The Company recognized Other Income of Ps. 22 million during the third quarter of 2005, primarily as a result of the cancellation of contingency reserves related to the AES Andres project in the Dominican Republic.

     The tax provision in the third quarter of 2005 was Ps. 121 million, of which Ps. 93 million were deferred taxes, Ps. 5 million was income tax, and Ps. 23 million was employee statutory profit sharing.

     ICA recognized Ps. 13 million of net income during the third quarter of 2005 from its share in unconsolidated affiliates, which includes, among others, the Dravica Consortium, CIMA, SETA, and Dicomex Holding.

     ICA recorded net income of majority interest of Ps. 150 million in the third quarter of 2005, or Ps. 0.07 per share (US$ 0.04 per ADS) based on 2,163.68 million weighted average shares outstanding, compared to a net income of majority interest of Ps. 40 million recorded in the third quarter of 2004, or Ps. 0.02 per share (US$ 0.01 per ADS), based on a weighted average of 1,865.05 million shares outstanding.


SEGMENT RESULTS

Segment results are shown in the following table:

 (Ps. million)                               3Q2004        3Q2005    Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues .........................        1,177         1,745      48
    Operating Margin .................         4.7%          4.9%
Industrial Construction
    Revenues .........................        1,121         2,027      81
    Operating Margin .................         0.4%         10.3%
Rodio
    Revenues .........................          645           675       5
    Operating Margin .................         4.5%          3.5%
Housing
    Revenues .........................          223           245      10
    Operating Margin .................        19.8%          6.2%
Infrastructure Operations
    Revenues .........................          102            93      (9)
    Operating Margin .................        21.8%         42.9%
Other Segments*
    Revenues .........................           40            27     (33)
    Operating Margin .................         0.8%      (149.5%)


 *Includes corporate consolidation effects and Real Estate results.

     Civil Construction revenues rose 48 percent, principally as a result of work on the El Cajon hydroelectric project in Nayarit, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, projects at the Mexico City International Airport, including work on Terminal II, the Federal Justice building in Cholula, and the IMSS General Hospital in Cancun. The operating margin for the segment in the third quarter of 2005 was 4.9 percent, compared to a margin of 4.7 percent in the 2004 period. During the third quarter, revenues of Ps. 30 million were recorded as a result of client recognition of contract increases for the Toluca Airport, construction work in Pachuca, and the Mexico-Tuxpan highway for which the related costs were registered in prior periods. The operating margin would have been 3.2 percent had these revenues not been registered in the third quarter of 2005.

     Industrial Construction revenues increased as a result of an increased volume of work performed on existing projects. The projects that contributed most to revenues were Package II of the Minatitlan refinery reconfiguration, the liquefied natural gas terminal and storage tanks in Altamira, the Altamira V combined cycle power plant, the Reynosa III cryogenic plant in Tamaulipas, the marine drilling platforms for the Ku-Maloob-Zaap fields, and the Chicontepec oil field project in Veracruz. The operating margin was 10.3 percent of revenues. Ps. 70 million of operating income is due to the cancellation of provisions related to the completion of the Mexicali power plant, the La Laguna II combined cycle power plant, and the arbitration related to the Cantarell nitrogen plant. If the cancellation of provisions, which reduced costs had not been registered during the quarter, the operating margin would have been 6.9 percent. Bid preparation expenses were Ps. 3 million for the third quarter of 2005, compared to Ps. 46 million registered during the third quarter of 2004.

     Rodio generated revenues of Ps. 675 million and an operating margin of 3.5 percent, reflecting the improvement in the margins for contracted and executed work, primarily in Spain. The most important projects were work on the M30 expressway around Madrid, the southern extension of the Madrid subway, and foundation work on the El Corte Ingles shopping complex in Talavera.

     Housing sold 1,010 units during the third quarter of 2005, compared to 664 units in the same quarter of 2004. Revenues for the quarter were Ps. 245 million, with an operating margin of 6.2 percent. The mix of housing units sold shows an increasing proportion of low-cost housing.

     Infrastructure Operations revenues decreased to Ps. 93 million in the third quarter of 2005 compared to Ps. 102 million the third quarter of 2004, primarily as a result of divestments in 2004. Operating income was Ps. 40 million or 42.9 percent, compared to Ps. 22 million, or 21.8 percent registered in the same period of 2004, as a result of an increase in traffic volumes on the highways, bridges, and tunnels, on which ICA holds concessions.


CONSTRUCTION BACKLOG
                                                             Months Construction
                                              Ps. million        Equivalent*
--------------------------------------------- -------------  -------------------
Balance, June 2005 .........................     17,351               12
    New contracts and contract additions ...      2,628                2
    Work executed ..........................      4,424                3
--------------------------------------------- -------------   ------------------
Balance, September 2005 ....................     15,555               11

* Months of work based on the volume of work executed in the third quarter of 2005.


     ICA had new contract awards and net contract additions of Ps. 2,628 million during the quarter. New projects added during the third quarter of 2005 included new contracts in Spain, contracts related to Terminal II of the Mexico City International Airport (AICM), the inter-terminal transportation system for the AICM, and the Ocozocuautla-Arriaga highway in Chiapas.

     At the end of the third quarter, projects in Mexico represented 94.4 percent of the total backlog, and 80.2 percent are for public sector clients.


El Cajon Hydroelectric Project


     The following table summarizes the main financial statement accounts of the El Cajon hydroelectric project included in ICAs financial statements:


(Ps. million)                         3Q2004  4Q2004    1Q2005  2Q2005    3Q2005
----------------------------------- -------   -------   ------- ------   -------
Income Statement
Revenue ...........................     712      800      838    1,030    1,101
Operating Result ..................      40       45       50       63       66
Operating Margin ..................       6%       6%       6%       6%       6%

Balance Sheet
Total Assets ......................   5,612    5,996    6,520    7,087    7,958
Cash and Cash Equivalents .........     454      891      624      413      267
Inventories .......................     124       45       32       25       21
Other Current Assets ..............     184      191      224      210      244
Total Current Assets ..............     763    1,126      880      647      532
Long Term Assets ..................   4,342    4,331    5,148    5,962    7,029
Long Term Accounts Receivable .....   4,342    4,331    5,148    5,962    7,029
Total Liabilities .................   5,466    5,822    6,308    6,784    7,473
Current Liabilities ...............     538      493      540      711      858
Long Term Liabilities .............   4,718    5,088    5,477    5,709    6,193
Other Liabilities .................     209      240      291      362      420
Equity ............................     146      174      212      303      486
------------------------------------  ------ -------- -------- -------- --------


     The El Cajon hydroelectric project was 74.1 percent complete as of September 30, 2005, and during the third quarter generated Ps. 1,101 million in revenues and Ps. 66 million in operating income, with a 6 percent operating margin.

     At the close of the third quarter, US$ 480 million in long term financing for the project had been disbursed, or 70.3 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

     Total liabilities attributable to El Cajon hydroelectric project rose to Ps. 7,473 million, of which 11 percent was short term and 89 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.


CONSOLIDATED RESULTS


January  September 2005
   (Ps. Million)                          Jan-Sep 2004    Jan-Sep 2005   Change (%)
-----------------------------------------------------------------------------------
Revenues ..............................         9,213           13,045        42
Operating income ......................           300              745       148
  Operating margin ....................             3.3%             5.7%
EBITDA ................................           987            1,272        29
  EBITDA margin .......................            10.7%             9.8%
Net (loss)  of majority interest ......          (166)             285       n.m
Earnings per share (Ps.) ..............            (0.09)            0.14    n.m.
Weighted average shares ...............         1,866.53         1,965.96      5
outstanding (million)
-----------------------------------------------------------------------------------

     EBITDA = Earnings before interest, taxes, depreciation, and amortization. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

     Revenues increased 42 percent to Ps. 13,045 million in the first nine months of 2005 compared to Ps. 9,213 million in the first nine months of 2004. Operating income was Ps. 745 million, a 148 percent increase from the Ps. 300 million in the same period of 2004.

     EBITDA increased by Ps. 285 million to Ps. 1,272 million in the first nine months of 2005 from Ps. 987 million in the first nine months of 2004. The EBITDA margin for the nine months of 2005 was 9.8 percent. Adjusted EBITDA, which adds back the net capitalized interest expense from financed public works included in cost of sales, was Ps. 1,545 million during the first nine months of 2005, a Ps. 362 million or 31 percent increase compared to the Ps. 1,183 million in the same period of 2004. The Company calculates EBITDA and Adjusted EBITDA as follows:


   (Ps. million)                                       Jan-Sep 2004  Jan-Sep 2005  Change (%)
----------------------------------------------------------------------------------------------
Net income of majority interest ........................     (166)      285          (290)
Plus:  minority  interest,  Affialiated  Co., taxes, and      376       333            (7)
other income, net
Plus: integral financing cost ..........................       91       127            40
Plus: depreciation and amortization ....................      686       528           (23)
EBITDA .................................................      987     1,272            29
Plus: net capitalized financial costs ..................      196       272            39
Adjusted EBITDA ........................................    1,183     1,545            31


     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

     Net income of majority interest was Ps. 285 million, an improvement of Ps. 451 million compared to the loss of Ps. 166 million recorded in the same period of 2004. Earnings per share in the first nine months of 2005 were Ps. 0.14 ($0.08 per ADR), based on 1,965.96 million weighted average shares outstanding, compared to a loss per share of Ps. 0.09 (US$ 0.05 per ADR) based on 1,866.53 million weighted average shares outstanding during the first nine months of 2004.

 BALANCE SHEET
    (Ps. million; end of period)                    III-04     III-05 Change (%)
--------------------------------------------------------------------------------
Current assets .................................    8,684      11,206      29
    Of which: Cash and cash equivalents ........    2,323       5,380     132
Accounts receivable ............................    3,076       3,114       1
Long term investments ..........................    8,539      11,055      29
Property, plant and equipment ..................    1,146       1,081      (6)
Other long term assets .........................    1,531       1,117     (27)
Total assets ...................................   19,899      24,459      23
Current liabilities ............................    7,153       6,422     (10)
Long term liabilities ..........................    6,895       9,495      38
Total liabilities ..............................   14,048      15,917      13
Shareholders equity ...........................    5,851       8,542      46
Total liabilities and equity ...................   19,899      24,459      23
--------------------------------------------------------------------------------


     At the close of the third quarter 2005, ICA reported a 23 percent increase in total assets, a 13 percent increase in total liabilities, and an increase in shareholders equity of 46 percent compared to the levels twelve months earlier.

     As of September 30, 2005, ICA had total assets of Ps. 24,459 million, an increase of Ps. 2,523 million, or 23 percent, compared to Ps. 19,899 million at the end of the same period of 2004. This is a result of the combined effect of the capital increase in August 2005 that increased cash and temporary investments, higher levels of construction activity, faster invoicing of completed work, and the increase in long term receivables for completed work on the El Cajon hydroelectric project.

     At the end of the third quarter of 2005, ICA had total cash and temporary short term investments of Ps. 5,380 million, an increase of 132 percent, compared to Ps. 2,323 million at the end of the third quarter of 2004. Of total cash and short term investments, 34 percent was in ICA's joint venture subsidiaries, 28 percent in ICA Fluor, 5 percent in the El Cajon hydroelectric project, and 1 percent in Rodio. The remaining 66 percent, or Ps. 3,559 million, was held at the parent company or other operating subsidiaries. Of total cash as of September 2005, 22 percent represented client advances.

     Improved contract and collection mechanisms limited the increase in accounts receivable. Even though ICA's revenues rose by 42 percent in the first nine months of 2005 as compared to revenues in the same period of 2004, short-term accounts receivable increased only Ps. 38 million, or 1 percent, to Ps. 3,114 million at the end of September 2005 from Ps. 3,076 million at the end of September 2004. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, need to be financed, since the contracts do not provide for client advances. The main projects that meet these characteristics are in the Industrial Construction segment and the total of such accounts receivable was Ps. 784 million, of which Ps. 507 million is for the Chicontepec oil field project and Ps. 277 million is for Package II of the Minatitlan Refinery reconfiguration project.

     Long term investments and accounts receivable, totaling Ps. 7,029 million, include the certifications for completed work on the El Cajon hydroelectric project, reflecting progress in the construction of the project, as well as the unused portion of the proceeds from the 144A Bond.

     Total liabilities increased Ps. 1,869 million to Ps. 15,917 million at the end of September 2005 from Ps. 14,048 million at the end of September 2004.

     Shareholders  equity was Ps.  8,542  million as of  September  30,  2005 as compared to Ps. 5,851 million on September 30, 2004. The increase in shareholders equity reflects the capital increase and profits during the prior 12 months.



Debt

     Total debt at the end of the third quarter was Ps. 9,242 million, an increase of Ps. 1,588 million compared to the Ps. 7,654 million recorded 12 months earlier. Excluding the El Cajon hydroelectric project, total debt increased Ps. 340 million, as a result of the refinancing of the Corredor Sur and Acapulco Tunnel concessions, borrowing for short term working capital financing for Package II of the Minatitlan refinery reconfiguration, and Rodio projects which was offset in part by the payment of corporate and subsidiary debt related to projects that have been concluded, mainly in the Housing segment.

     Net debt excluding the El Cajon hydroelectric project was Ps. (1,837) million, a Ps. 2,905 million reduction, compared to Ps. 1,068 million registered in the third quarter of 2004. This is the second consecutive quarter with a positive net cash position excluding El Cajon, as a result of the capital increase discussed below, the payment of corporate debt, and the refinancing of projects that generated cash for the Company.

     US$ 480 million of the El Cajon hydroelectric project long term financing has been used by ICA.


(Ps. million)                                   3Q2004     3Q2005
------------------------------------------------------------------
Short Term Debt ...........................     1,240        707
Long Term Debt ............................     6,414      8,535
Total Debt ................................     7,654      9,242
Total Cash ................................     2,323      5,380
Total Net Debt ............................     5,331      3,862
El Cajon Project Debt .....................     4,718      5,966
El Cajon Cash .............................       454        267
------------------------------------------------------------------
Net Debt, El Cajon ........................     4,264      5,699
Net Debt, excluding El Cajon ..............     1,068     (1,837)
------------------------------------------------------------------

     Of ICAs total debt, 96 percent, or Ps. 8,842 million, corresponds to projects and 4 percent, or Ps. 400 million, is operating company debt. ICA has no parent company debt outstanding.

     During the third quarter of 2005, Industrial Construction obtained US$20 million in short-term working capital financing for Package II of the Minatitlan refinery reconfiguration, in order to meet the cash requirements for the project.

     As of September 30, 2005, 8 percent of ICA's total debt matured in less than one year; 54 percent is securities debt; and 89 percent is denominated in foreign currency, principally dollars.


Global Share Placement

     On August 15, 2005 ICA placed 543.7 million newly issued shares, including a 30 percent over allotment exercised two days after the primary placement, at a price of Ps. 4.50 per share. Sixty-five percent of the shares were sold to Mexican purchasers and made eligible to trade on the Mexican Stock Exchange, while the remaining 35 percent were placed with institutional investors outside of Mexico, including certain qualified institutions in the United Status in an offering exempt from registration under Section 4(2) of the U.S. Securities Act of 1933, as amended. ICA received total proceeds of Ps. 2,447 million, before issuance costs.


Liquidity and Financial Ratios

     The current ratio as of the end of the third quarter of 2005 increased to 1.74, compared to 1.21 in 2004. The increase was the result of the capital increase, the payment of corporate debt, client advances, refinancing of liabilities at lower rates, and an increase in the Company's level of activity. It should be noted that a portion of ICA's cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

     The interest coverage ratio (Adjusted EBITDA/net interest expense, including capitalized interest) for the third quarter of 2005 was 2.95, compared to 1.80 in the same period of last year. The increase in the coverage index is a result of higher operating margins for the Company. The leverage ratio (total debt/equity) fell to 1.08 as of September 30, 2005, as compared to 1.31 in the same period of 2004.


Subsequent Events

     In accordance with the resolution approved by the Shareholders' Meeting on July 14, 2005, on October 14 ICA announced the terms and conditions for a reverse stock split that will be made in order to reduce the total number of outstanding shares. One new share issued by ICA will be exchanged for six existing shares. The date for the exchange will be November 14, 2005. Once the exchange of shares and Ordinary Participation Certificates (CPOs) is concluded, the Company will begin the process of changing the ADR/CPO ratio, and will announce the details of the adjustment when appropriate.

     ICA Fluor signed a contract in October for the engineering, procurement, and construction of the Burgos-Penitas refined products pipeline project that includes a pumping station and a 20 km, 16-inch diameter pipeline. The US$ 7.7 million contract is scheduled to be executed over 8 months.

     On October 20, 2005 the Mexican Government recognized the services provided to the country by Bernardo Quintana Arrioja, ICA's founder and the creator of the major infrastructure works that helped lead Mexico's modernization. His remains were reinterred in the Rotunda of Illustrious Persons. Ing. Quintana is the first businessman so honored in this memorial to those who have made great contributions to the country.


     The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of September 30, 2005 purchasing power. The exchange rate used for the conversion of amounts at September 30, 2005 was Ps. 10.78 per U.S. dollar. The sum of line items may not match totals because of rounding.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.